Exhibit 99.1

ReneSola Power Announces First Quarter 2022 Financial Results

-- Revenue within and Gross Margin above Guidance

-- Mid-to-Late Stage Project Pipeline of 2GW and Storage Pipeline of 1GWh

-- Strong Financial Position of $233 million Cash and Cash Equivalents1

Stamford, CT, June 7, 2022 – ReneSola Ltd (“ReneSola Power” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully integrated solar project developer, today announced its unaudited financial results for the first quarter ended March 31, 2022. ReneSola Power's first quarter 2022 financial results and management commentary can be found by accessing the Company's shareholder letter on the quarterly results page of the Investor Relations section of ReneSola Power's website at: http://ir.renesolapower.com.

ReneSola Power will hold a conference call today to discuss results.

Conference Call Details

ReneSola Power will hold a conference call today, June 7, 2022 at 5:00 p.m. U.S. Eastern Time (5:00 a.m. China Standard Time on Wednesday, June 8, 2022) to discuss financial results.

Please register in advance to join the conference call using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/7779910

A replay of the conference call may be accessed by phone at the following numbers until June 15, 2022. To access the replay, please reference the conference ID 7779910.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 3051-2780	+852 8009-63117
Mainland China		+86 (800) 988-0552
Other International	+61 (2) 8199-0299

A webcast of the conference call will be available on the ReneSola Power website at http://ir.renesolapower.com.

About ReneSola Power

ReneSola Power (NYSE: SOL) is a leading global solar project developer and operator. The Company focuses on solar power project development, construction management and project financing services. With local professional teams in more than 10 countries around the world, the business is spread across a number of regions where the solar power project markets are growing rapidly and can sustain that growth due to improved clarity around government policies. The Company's strategy is to pursue high-margin project development opportunities in these profitable and growing markets; specifically, in the U.S. and Europe, where the Company has a market-leading position in several geographies, including Poland, Hungary, Minnesota and New York. For more information, please visit www.renesolapower.com.

1 Includes $10 million U.S. Treasury Bills.

For investor and media inquiries, please contact:

In the United States:

ReneSola Ltd

Mr. Adam Krop

+1 (347) 577-9055 x115

IR.USA@renesolapower.com

IR@renesolapower.com

The Blueshirt Group

Mr. Gary Dvorchak, CFA

+1 (323) 240-5796

gary@blueshirtgroup.com